April 1, 2010

SENT VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          The Female Health Company
Form 10-K for the year ended September 30, 2009
Filed December 17, 2009
File No. 1-13602

Dear Mr. Hartz:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated March 30, 2010 relating to the Company's Form 10-K for the year ended September 30, 2009 and Form 10-Q for the quarter ended December 31, 2009.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K for the fiscal year ended September 30, 2009
Note 6 – Income Taxes, page F-14

Comment No. 1:

We note your response to our prior comment seven.  Please revise future filings to include disclosures similar to the information you provided in your response.

Response to Comment No. 1:

In future filings, the Company will include disclosures similar to the information we provided in “Response to comment No. 7” from our response letter dated March 11, 2010.

Form 10-Q for the quarterly period ended December 31, 2009
Note 10 – FC1/FC2 Transition – Restructuring Costs, page 15

Comment No. 2:

We note your response to our prior comment eight and twelve.  Please revise future filings to include disclosures similar to the information you provided in your response.

Response to Comment No. 2:

In future filings, the Company will include disclosures similar to the information we provided in “Response to comment No. 8 and No. 12” from our response letter dated March 11, 2010.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 595-9742 if you have any questions on any of the responses to your comments.

Best regards,
The Female Health Company

/s/ Donna Felch

Donna Felch
Vice President and Chief Financial Officer